SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON FEBRUARY 3, 2025

Consolidated Summary Statement of Remote Voting

São Paulo, February 1, 2025 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 and BRKM6; NYSE:BAK; LATIBEX: XBRK), in compliance with the provisions of CVM Resolution No. 81/22, as amended, hereby discloses to its shareholders and the market in general the summary voting statement containing the consolidated voting instructions received by Itaú Corretora de Valores SA (“Stock Transfer Agent”), the voting instructions received by B3 SA – Brasil, Bolsa, Balcão (“Central Depositary”) and the voting instructions received directly by the Company, related to the Company’s Extraordinary General Meeting to be held on February 3, 2025, as EXHIBIT I.

Additional information can be obtained from the Investor Relations Department by telephone (11) 3576-9531 or by email braskem-ri@braskem.com.br.

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EXHIBIT I

EXTRAORDINARY GENERAL MEETING

OF FEBRUARY 3, 2025

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Number of Shares (Common Shares)

Extraordinary General Meeting
1	Replacement of 1 (one) full member of the Company’s Board of Directors appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) to complete the term of office until the Annual General Meeting that will review the financial statements for the fiscal year ending December 31, 2025	ABSTAIN	2
		APPROVE	18
		REJECT	1,000
2	Replacement of the Chairman of the Company’s Board of Directors, appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”)	ABSTAIN	2
		APPROVE	18
		REJECT	1,000

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.